May 13, 2025

Brian Bocketti
Partner
Lippes Matthias LLP
50 Fountain Plaza
Suite 1700
Buffalo, NY 14202

       Re: Servotronics, Inc.
           DFAN14A filed May 12, 2025
           Filed by Beaver Hollow Wellness LLC, et al.
           File No. 1-07109
Dear Brian Bocketti:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms have the same meaning as in the proxy materials listed above.

DFAN14A filed May 12, 2025
Press Release dated May 12, 2025, page 1

1. Rule 14a-9 prohibits statements in proxy materials that impugn character, integrity or personal reputation or make charges concerning improper, illegal or immoral conduct, without factual foundation. See Note (b) to Rule 14a-9. Your press release alleges "a pattern of bad faith, obstruction, and brazen disregard for fiduciary responsibility" by the current Board. It also makes allegations that "the Board has acted in secret and in defiance of its obligations to shareholders..." These kinds of allegations, which are also opinions presented as facts and are unsupported by factual foundation, contravene
       Rule 14a-9 and should be avoided in future soliciting materials. Please confirm your understanding.
2. See our last comment above. The press release further asserts that the Board is acting
 May 13, 2025
Page 2

       in "secrecy" and is either "covering up incompetence or actively preparing to dismantle the Company behind closed doors." Please provide support for these assertions and avoid making similar statements without such factual support in future soliciting materials.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions